

November 14, 2023

Flavia Pease
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

>   **Re: Charles River Laboratories International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Form 8-K dated November 8, 2023**
>   **File No. 001-15943**

Dear Flavia Pease:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Fiscal Year 2022 Compared to Fiscal Year 2021, page 47

1.   We reference your discussion of Revenue and Operating Income by segment.   In future filings, revise to also provide a discussion of material changes in result of operations for the registrant as a whole, as required by Item 303(b) of Regulation S-K.

Form 8-K dated November 8, 2023

Exhibit 99.1 Press release dated November 8, 2023
Reconciliation of GAAP to Non-GAAP Selected Business Segment Information (Unaudited), page 4

2.   We reference footnote (3) related to the adjustment for Site consolidation costs, impairments and other items. In future filings please separately quantify all material items that are included within the footnote. In addition, we note that the "other items" include

certain third-party legal costs. To the extent legal costs make up a material portion of the overall adjustment, consider including this adjustment as a separate line item.

Reconciliation of GAAP Earnings to Non-GAAP Earnings (Unaudited), page 5

3. Please explain your rationale for including the non-GAAP adjustment to net income related to "Venture capital and strategic equity investment losses, net". In this regard, tell us how you considered Question 100.04 of our Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" since these amounts are required by U.S. GAAP.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services